

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Xinpeng Luo
Chief Accountant
Guangshen Railway Company Limited
No. 1052 Heping Road, Luohu District
Shenzhen
People's Republic of China 518010

      **Re:  Guangshen Railway Company Limited**
            **Form 20-F for Fiscal Year Ended December 31, 2020**
            **Response dated December 21, 2021**
            **File No. 001-14362**

Dear Mr. Luo:

We have reviewed your December 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2021 letter.

Form 20-F for the Year Ended December 31, 2020

Key Information
Risk Factors
Risks Relating to Our Shareholders, page 14

1.    We note the revised disclosure provided in response to prior comment 2. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and / or foreign investment in China-based issuers, please expand your disclosure to acknowledge the risk that any such actions by the Chinese government could significantly limit or completely hinder your ability to offer or continue to offer your ADSs to investors and cause the value of such securities to significantly decline or be worthless.

Risks Associated with Chinese Accounting Firms, page 18

2.      In light of recent developments, please expand the revised disclosure in response to prior comment 4 to reflect that the Commission adopted rules to implement the Holding Foreign Companies Accountable Act (HFCAA) and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In addition, disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Branch Chief, at 202-551-3311 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Energy & Transportation